Exhibit 12-A

TECH DATA CORPORATION AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 31,		Fiscal Year Ended
	2011	2010	2011	2010	2009	2008	2007
	(in thousands)
Earnings:
Income (loss) before income taxes and discontinued operations, as reported	$137,274	$121,697	$303,615	$235,140	$177,773	$159,825	$(46,675)
Add fixed charges	23,905	20,367	43,301	41,514	55,979	53,949	54,587

Total earnings	$161,179	$142,064	$346,916	$276,654	$233,752	$213,774	$7,912

Fixed charges:
Interest expense	$11,591	$8,778	$19,648	$17,361	$30,726	$28,521	$39,001
Accretion of debt discount on convertible senior debentures	5,139	5,139	10,278	10,278	10,278	10,278	761
Interest component of rent expense	7,175	6,450	13,375	13,875	14,975	15,150	14,825

Total fixed charges	$23,905	$20,367	$43,301	$41,514	$55,979	$53,949	$54,587

Ratio of earnings to fixed charges	6.74	6.98	8.01	6.66	4.18	3.96	N/A	(1)

(1)	The ratio of earnings to fixed charges was less than one-to-one for the fiscal year ended January 31, 2007. Earnings were insufficient to cover fixed charges by $46.7 million for the fiscal year ended January 31, 2007.